UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  9)*

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29382R 10 7

(CUSIP Number)

Univision Communications Inc.

1999 Avenue of the Stars, Suite 3050

Los Angeles, California  90067

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29382R 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Univision Communications Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Deleware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,152,729

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,152,729

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,152,729

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.8%

14.	Type of Reporting Person (See Instructions) CO

PREAMBLE

This Amendment No. 9 to Schedule 13D hereby amends the Schedule 13D Amendment No. 8 filed on March 2, 2006.  The filing of this Schedule 13D is not, and should not be, an admission that such Schedule 13D is required to be filed.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)  The aggregate number of securities to which this Schedule 13D relates is 17,152,729 shares (the “Securities”), representing 21.8% of the outstanding 78,626,564 shares of the Issuer’s Class A common stock (assuming the Issuer’s Class U common stock, but not the Issuer’s Class B common stock, are converted) as of December 31, 2006.  All of the Securities are shares of Class U common stock of the Issuer that are mandatorily converted into shares of Class A common stock of the Issuer in connection with any transfer by the Reporting Persons to a third party that is not an affiliate of Univision.  The conversion ratio is 1:1.  The Securities represent approximately 14.8% of the Issuer’s Class A common stock assuming conversion of the Class B common stock and Class U common stock and the exercise of all outstanding options and restricted stock units as of December 31, 2006.

(b)  The Reporting Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it.

(c)  To the best of its knowledge, the Reporting Person has not effected any transaction in the Securities during the past sixty days.

(d)   Not applicable.

(e)  Mr. A. J. Perenchio has, in the past, disclaimed beneficial ownership of the Securities held by Univision Communications Inc (“UCI”). As of the effective date of the merger under the merger agreement among UCI, Umbrella Holdings, LLC and Umbrella Acquisition, Inc., Mr. Perenchio disposed of all of his holdings of UCI stock and therefore cannot be deemed to have beneficial ownership of the Securities held by UCI.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2007
Date
/s/ C. DOUGLAS KRANWINKLE
Signature
Univision Communications Inc. C. Douglas Kranwinkle Executive Vice President
Name/Title